As filed with the Securities and Exchange Commission on February 1, 2013

Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ASHLAND INC.
(Exact name of Registrant as specified in its charter)

Kentucky	**20-0865835**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard **P.O. Box 391** **Covington, KY**	**41012-0391** (Zip Code)
(Address of Principal Executive Offices)	

AMENDED AND RESTATED 2011 ASHLAND INC. INCENTIVE PLAN

(Full title of the Plan)
_____

Peter J. Ganz, Esq.
Senior Vice President, General Counsel and Secretary
50 E. RiverCenter Boulevard
Covington, KY 41012-0391
(859) 815-3333

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered [1]	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	2,000,000 shares	$78.70 [2]	$157,400,000	$21,470

[1] Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate number of additional shares of Common Stock as may be required in the event of a stock split, stock dividend or similar transaction that results in an increase in the number of shares of Common Stock.

[2] Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and 457(h) based upon the average of the high and low reported sale prices of Ashland's Common Stock reported on the New York Stock Exchange on January 31, 2013.

EXPLANATORY NOTE

This Registration Statement on Form S-8 (this "*Registration Statement*") is filed by Ashland Inc., a Kentucky Corporation (*"Ashland"*), to register an additional 2,000,000 shares of its Common Stock, par value $0.01 per share ("*Common Stock*"), issuable to eligible employees and qualified non-employee directors of Ashland pursuant to the 2011 Ashland Inc. Incentive Plan, as amended (the "*Plan*"), which shares of Common Stock are in addition to the 2,000,000 shares of Common Stock registered on Ashland's Registration Statement on Form S-8 (the "*Prior Registration Statement*") filed on February 2, 2011 with the Securities and Exchange Commission (the "*SEC*")(SEC File No. 333-172019). This Registration Statement relates to securities of the same class as that to which the Prior Registration Statement relates and is submitted in accordance with General Instruction E to Form S-8 regarding Registration of Additional Securities. Pursuant to General Instruction E of Form S-8, the contents of the Prior Registration Statement are incorporated herein by reference and made part of this Registration Statement, except as amended hereby.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents previously filed with the SEC are incorporated by reference in this Registration Statement:

(a) Ashland's Annual Report on Form 10-K for the fiscal year ended September 30, 2012 filed with the SEC on November 19, 2012;

(b) Ashland's Quarterly Report on Form 10-Q for the quarter ended December 31, 2012 filed on January 31, 2013;

(c) Ashland's Current Reports on Form 8-K as filed on November 27, 2012 and February 1, 2013; and

(d) the description of Ashland's Common Stock contained in its registration statement on Form S-4 filed with the SEC on August 8, 2008, as amended.

In addition, all documents hereafter filed with the SEC by Ashland pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement or any Prospectus hereunder to the extent that a statement contained in any subsequent Prospectus hereunder or in any document subsequently filed with the SEC which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement or any Prospectus hereunder.

Item 5. Interests of Named Experts and Counsel.

The validity of the Common Stock offered hereby has been passed upon by Peter J. Ganz, Esq., Senior Vice President, General Counsel and Secretary of Ashland. Mr. Ganz owns beneficially 15,281 shares of Ashland's Restricted Stock and 28,700 stock appreciation rights, of which 6,600 are vested (which would enable him to acquire 1,940 shares of Common Stock within 60 days based on the closing stock price on January 30, 2013). Mr. Ganz has received awards under the Plan and may receive additional awards under the Plan in the future.

Item 8. Exhibits.

The following Exhibits are filed with or incorporated by reference into this Registration Statement pursuant to Item 601 of Regulations S-K.

Exhibit No.	Description of Exhibit
4.1	Third Restated Articles of Incorporation of Ashland and amendment thereto effective February 3, 2009 (filed as Exhibit 3.1 to Ashland's Form 10-Q for the quarter ended December 31, 2008 (SEC File No. 001-32532), and incorporated herein by reference)
4.2	By-laws of Ashland, effective as of June 30, 2005 (filed as Exhibit 3(ii) to Ashland's Form 10-Q for the quarter ended June 30, 2005 (SEC File No. 001-32532), and incorporated herein by reference)
4.3	Amendment to 2011 Ashland Inc. Incentive Plan (filed as Exhibit 10.1 to Ashland's Form 8-K filed on February 1, 2013 (SEC File No. 001-32532), and incorporated herein by reference)
4.4	Amended and Restated 2011 Ashland Inc. Incentive Plan (filed as Exhibit 10.2 to Ashland's Form 8-K filed on February 1, 2013 (SEC File No. 001-32532), and incorporated herein by reference)
5*	Opinion of Peter J. Ganz, Esq.
23.1*	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Peter J. Ganz, Esq. (included as part of Exhibit 5)
24*	Power of Attorney

*Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Ashland certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covington, Commonwealth of Kentucky, on February 1, 2013.

ASHLAND INC.

By: /s/ Peter J. Ganz
       Name: Peter J. Ganz
       Title: Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 1, 2013.

Name	Title
* James J. O'Brien	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
* Lamar M. Chambers	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
* J. William Heitman	Vice President and Controller (Principal Accounting Officer)
* Brendan M. Cummins	Director
* Roger W. Hale	Director
* Kathleen Ligocki	Director
* Vada O. Manager	Director
* Barry W. Perry	Director
* Mark C. Rohr	Director
* George A. Schaefer, Jr.	Director
* Janice J. Teal	Director
* John F. Turner	Director
* Michael J. Ward	Director

*By: /s/ Peter J. Ganz
    Name: Peter J. Ganz
    Title: Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
4.1	Third Restated Articles of Incorporation of Ashland and amendment thereto effective February 3, 2009 (filed as Exhibit 3.1 to Ashland's Form 10-Q for the quarter ended December 31, 2008 (SEC File No. 001-32532), and incorporated herein by reference)
4.2	By-laws of Ashland, effective as of June 30, 2005 (filed as Exhibit 3(ii) to Ashland's Form 10-Q for the quarter ended June 30, 2005 (SEC File No. 001-32532), and incorporated herein by reference)
4.3	Amendment to 2011 Ashland Inc. Incentive Plan (filed as Exhibit 10.1 to Ashland's Form 8-K filed on February 1, 2013 (SEC File No. 001-32532), and incorporated herein by reference)
4.4	Amended and Restated 2011 Ashland Inc. Incentive Plan (filed as Exhibit 10.2 to Ashland's Form 8-K filed on February 1, 2013 (SEC File No. 001-32532), and incorporated herein by reference)
5*	Opinion of Peter J. Ganz, Esq.
23.1*	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Peter J. Ganz, Esq. (included as part of Exhibit 5)
24*	Power of Attorney

*Filed herewith.

5

EXHIBIT 5



_____

Peter J. Ganz   Ashland Inc.
Senior Vice President, General Counsel   50 E. RiverCenter Blvd., P.O. Box 391
 & Secretary   Covington, KY 41012-0391
                                                     Tel: 859 815-3048, Fax: 859 815-5053

                              February 1, 2013

Ashland Inc.
50 E. RiverCenter Blvd.
Covington, KY 41012

Ladies and Gentlemen:

    As General Counsel of Ashland Inc. ("Ashland"), a Kentucky corporation, I have examined and am familiar with such documents, corporate records and other instruments as I have deemed necessary for the purposes of this opinion, including (i) the Amended and Restated 2011 Ashland Inc. Incentive Plan (the "Plan"); (ii) the Amendment to the 2011 Ashland Inc. Incentive Plan (the "Amendment"); (iii) the corporate proceedings of Ashland taken in connection with the Plan and the Amendment and (iv) the registration statement on Form S-8 (the "Registration Statement") to be filed by Ashland with the Securities and Exchange Commission for the registration under the Securities Act of 1933, as amended, of 2,000,000 shares of Ashland common stock, par value $0.01 per share (the "Common Stock") authorized by the Amendment to be issued under the Plan.

    Based upon the foregoing, I am of the opinion that when certificates for such shares of Common Stock have been duly executed, countersigned by a Transfer Agent, registered by a Registrar of Ashland and paid for and delivered in accordance with applicable law and the terms of the Plan, such shares of the Common Stock will, upon issuance and sale thereof, be duly authorized, validly issued, fully paid and nonassessable.

    I hereby consent to the use of my opinion for filing as an exhibit to the Registration Statement and to the reference to me under the caption Interests of Named Experts and Counsel in the Registration Statement. In giving such consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                              Sincerely,

                               /s/ Peter J. Ganz
                              Peter J. Ganz

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated November 19, 2012 relating to the consolidated financial statements, financial statement schedule and effectiveness of internal control over financial reporting, which appears in Ashland's Annual Report on Form 10-K for the year ended September 30, 2012.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Cincinnati, Ohio
February 1, 2013

EXHIBIT 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned Directors and Officers of ASHLAND INC., a Kentucky corporation, which is about to file a Registration Statement on Form S-8, or an amendment to an existing Registration Statement on Form S-8, for the registration of additional shares of Ashland Common Stock with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, to be issued pursuant to the 2011 Ashland Inc. Incentive Plan, as amended, hereby constitutes and appoints JAMES J. O'BRIEN, PETER J. GANZ and DAVID A. RINES, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act without the others to sign and file on behalf of the undersigned and in the undersigned's name, place and stead, as a Director or an Officer of Ashland, such Registration Statement or amendment and the exhibits thereto and any and all other documents in connection therewith, and any such amendments thereto (including post-effective amendments and any related registration statements pursuant to Rule 462), with the Securities and Exchange Commission, and to do and perform any and all acts and things requisite and necessary to be done in connection with the foregoing as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Dated: November 15, 2012

/s/ James J. O'Brien	/s/ Barry W. Perry
James J. O'Brien, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	Barry W. Perry, Director
/s/ Lamar M. Chambers	/s/ Mark C. Rohr
Lamar M. Chambers, Senior Vice President and Chief Financial Officer (Chief Financial Officer)	Mark C. Rohr, Director
/s/ J. William Heitman	/s/ George A. Schaefer, Jr.
J. William Heietman, Vice President and Controller (Principal Accounting Officer)	George A. Schaefer, Jr., Director
/s/ Brendan M. Cummins	/s/ Janice J. Teal
Brendan M. Cummins, Director	Janice J. Teal, Director
/s/ Roger W. Hale	/s/ John F. Turner
Roger W. Hale, Director	John F. Turner, Director
/s/ Kathleen Ligocki	/s/ Michael J. Ward
Kathleen Ligocki, Director	Michael J. Ward, Director
/s/ Vada O. Manager	
Vada O. Manager, Director	



_____

David A. Rines
Senior Counsel

Ashland Inc.
50 E. RiverCenter Blvd., P.O. Box 391
Covington, KY 41012-0391
Tel: 859 815-5100, Fax: 859 815-3823

February 1, 2013

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Ladies & Gentlemen:

On behalf of Ashland Inc., submitted herewith for filing in electronic format is Ashland's Form S-8 dated February 1, 2013.

Please contact me at (859) 815-5100 in the event you have any questions regarding this transmission.

Very truly yours,

/s/ David A. Rines
David A. Rines
Senior Counsel